February 11, 2025

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave. NE, Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 2, 2025
           File No. 001-39826
Dear Joseph Davy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Rachael Schmierer